UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41089

Advanced Health Intelligence Ltd

(Translation of registrant’s name into English)

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibits 99.1 and 99.2 to this Report on Form 6-K are copies of press releases of Advanced Health Intelligence Ltd, dated January 30, 2025: “Advanced Health Intelligence Secures USD$4,000,000 Convertible Note Facility” and a press release dated January 31, 2025: “AHI Commentary for the Quarter-Ended 31 December 2024 and Appendix 4C”.

99.1	Press release dated January 30, 2025
99.2	Press release dated January 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED HEALTH INTELLIGENCE LTD

Date: February 5, 2025	By:	/s/ Scott Montgomery
		Name:	Scott Montgomery
		Title:	Chief Executive Officer

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